Exhibit 1

MS ASSETS INC.
CONSULTING AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into on the twenty second day of December, 2009 by and between MS ASSETS, INC. (“Consultant / Broker”), and GOMC / GOLDEN ONYX MINING COMPANY (“Client”).

WHEREAS, GOMC’s status on the Pink Sheet Exchange has been revoked;

WHEREAS, GOMC desires to purchase another company which is publicly trading;

NOW THEREFORE, the Parties hereto, each in consideration of the covenants and agreements of the other, in consideration of the services to be performed, and for good and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, agree as follows: ,

1. GOMC shall pay MS Assets $40,000 as a consulting fee to find another publicly trading company which GOMC can purchase and for negotiating a deal. MS Assets shall only earn the $40,000 upon the substantial completion of a purchase or merger with a public company;

2. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective representatives, successors, and assigns;

3. Instead of receiving $40:000, upon earning the fee, MS Assets shall have the option of the equivalent in stock at par value;

4. This Agreement may be terminated in writing by either Party at any time;

5. This Agreement constitutes the entire Agreement between the Parties hereto and supersedes any prior verbal or written agreement;

6. In the event any provision of this Agreement is illegal, invalid or unenforceable, such a provision shall not affect the validity of the remainder hereof.

7. This Agreement, its construction, validity, and effect shall be governed by and interpreted in accordance with the laws of the State of California or Federal law.

Agreed to and accepted this 22nd day of December, 2009.

DATED: 12-22-09	DATED: 12-22-09

/s/ Michael Mistunaga	/s/ Charles Strongo

Michael Mistunaga,	Charles Strongo,
President,	President,
GOMC / GOLDEN ONYX	MS ASSETS, INC.
MINING CO.